Exhibit (b) (8)

                           Harris Insight Funds Trust
                                  (the "Trust")

                  Amendment dated August 3, 2004 to the By-Laws

          Article V, Section 4 is amended to read as follows:

Section 4. Meetings, Quorum and Manner of Acting. The Trustees who are members of any Committee may (1) provide for stated meetings of the Committee, (2) specify the manner of calling and notice required for special meetings of the Committee, (3) conduct any stated or special meeting of the Committee and exercise specified powers delegated to a Committee provided that a majority of the members of the Committee are present at such meeting either in-person or via teleconference, and (4) authorize the making of decisions to exercise specified powers by written assent of a majority of the members of the Committee without a meeting.